UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

897085106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
___________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897085106

1.	Names of Reporting Persons H/2 Special Opportunities L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

	5.	Sole Voting Power	824,629 shares
Number of Shares
Beneficially Owned	6.	Shared Voting Power	16,216,824 shares (See Item 4)
by Each Reporting
Person with:	7.	Sole Dispositive Power	824,629 shares

	8.	Shared Dispositive Power	16,216,824 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amounts in Row (9) 100.0%*

12.	Type of Reporting Person (See Instructions)		PN

*Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding on December 31, 2012.

CUSIP No. 897085106

1.	Names of Reporting Persons H/2 Special Opportunities Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

	5.	Sole Voting Power	533,796 shares
Number of Shares
Beneficially Owned	6.	Shared Voting Power	16,216,824 shares (See Item 4)
by Each Reporting
Person with:	7.	Sole Dispositive Power	533,796 shares

	8.	Shared Dispositive Power	16,216,824 shares (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amounts in Row (9) 100.0%*

12.	Type of Reporting Person (See Instructions)		CO

*Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding on December 31, 2012.

ITEM 1.	Issuer.

(a)	Name of Issuer: Tropicana Las Vegas Hotel and Casino, Inc.

(b)	Address of Issuer's Principal Executive Offices:

3801 Las Vegas Boulevard South
Las Vegas, NV 89109

ITEM 2.	Filing Person.

(a)	Name of Person Filing:

H/2 Special Opportunities L.P. ("H/2 LP") and H/2 Special Opportunities Ltd. ("H/2 SO")

(b)	Address of Principal Business Offices or, if none, Residence:

680 Washington Blvd., Seventh Floor Stamford, CT 06901

(c)	Citizenship: H/2 LP: Delaware; H/2 SO: Cayman Islands

(d)	Title of Class of Securities: Class A Common Stock ("Class A Common")

(e)	CUSIP Number: 897085106

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	___ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(F);

(f)	___ An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(G);

(h)	___ A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (U.S.C. 801-3);

(j)	___ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are a party to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting.  As a result, all of the Company’s stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group.  However, except as otherwise noted, each of the Company’s stockholders disclaims beneficial ownership of shares of the Company’s capital stock not held directly by such stockholder.

The table below, which was provided to H/2 LP and H/2 SO by the Company, shows, as of December 31, 2012, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company's stockholders of all outstanding shares of the Company’s capital stock assuming full conversion of all shares of Preferred Stock into Class A Common. The calculations of direct or beneficial ownership are based on 4,662,151 shares of the Company's Class A Common, 750,000 shares of the Company's Class A Convertible Participating Preferred Stock (“A1 Preferred”), convertible into 3,000,000 shares of Class A Common (assuming an exchange ratio of 4:1), and 545,585 shares of the Company's Class A Series 2 Convertible Participating Preferred Stock (“A2 Preferred”), convertible into 2,182,340 shares of Class A Common (assuming an exchange ratio of 4:1), 350,000 shares of the Company's Class A Series 3 Convertible Participating Preferred Stock (“A3 Preferred”), convertible into 2,333,328 of Class A Common (assuming an exchange ratio of 6.67:1), 403,500 shares of the Company's Class A Series 4 Convertible Participating Preferred Stock (“A4 Preferred”), convertible into 4,035,000 of Class A Common (assuming an exchange ratio of 10:1), (collectively, “Class A Preferred”) and are outstanding as of December 31, 2012.  The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

	Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent
Trilliant Gaming Nevada Inc. (a)	13,379,643	82.5%
Wells Fargo Principal Investment, LLC (b)	1,307,135	8.1
H/2 Special Opportunities Ltd. And LP (c)	824,629	5.1
Embassy & Co.	100,000	*
Aozora Bank Ltd.	110,000	*
Federal Deposit Insurance Community Bank of Nevada	100,000	*
Pacific Investment Management Company LLC (d)	100,000	*
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund (e)	48,650	*
Deutsche Bank (f)	37,761	*
Newcastle CDO IX I Ltd.	30,000	*
State Street Bank & Trust (g)	29,772	*
Fifth Street Station LLC (h)	21,252	*
Atlantis Funding Ltd.	16,082	*
US Bank NA (i)	14,000	*
General Electric Pension Trust (j)	13,000	*
Ocean Trails CLO II	20,000	*
WG Horizons CLO I	10,000	*
Wells Capital Management, Inc. (k)	9,592	*
Whitehorse V Ltd.	10,000	*
Prospero CLO II BV	8,000	*
EMSEG & Co (l)	5,308	*
Cumberland II CLO Ltd.	5,000	*

Lehman Commercials Paper Inc.	5,000	*
Judy A. Mencher	4,000	*
John Redmond	4,000	*
Michael Ribero	4,000	*
Total:	16,216,824	100.0%

Notes

*      Represents holding percentage of less than 1%.

(a)
Consists of shares held by Onex Armenco Gaming I LP (1,931,407 shares of Class A Common, 382,623 shares of A1 Preferred, 284,823 shares of A2 Preferred, 179,501 shares of A3 Preferred and 251,598 shares of A4 Preferred), Onex Armenco Gaming II LP (223,984 shares of Class A Common, 23,058 shares of A1 Preferred, 18,048 shares of A2 Preferred, 11,258 shares of A3 Preferred, and 13,085 shares of A4 Preferred), Onex Armenco Gaming III LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred), Onex Armenco Gaming IV LP (45,922 shares of Class A Common, 9,097 shares of A1 Preferred, 6,773 shares of A2 Preferred, 4,268 shares of A3 Preferred, and 5,981 shares of A4 Preferred), Onex Armenco Gaming V LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred), Onex Armenco Gaming VI LP (40,054 shares of Class A Common, 7,935 shares of A1 Preferred, 5,906 shares of A2 Preferred, 3,722 shares of A3 Preferred, and 5,217 shares of A4 Preferred), Onex Armenco Gaming VII LP (31,673 shares of Class A Common, 6,274 shares of A1 Preferred, 4,671 shares of A2 Preferred, 2,943 shares of A3 Preferred, and 4,126 shares of A4 Preferred), Onex Armenco Gaming IX LP (27,933 shares of Class A Common, 5,533 shares of A1 Preferred, 4,119 shares of A2 Preferred, 2,596 shares of A3 Preferred, and 3,638 shares of A4 Preferred) and Onex Armenco Gaming X LP (678,641 shares of Class A Common, 134,442 shares of A1 Preferred, 100,078 shares of A2 Preferred, 63,071 shares of A3 Preferred, and 88,404 shares of A4 Preferred) and Onex Armenco Gaming XI LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred). Trilliant Gaming Nevada Inc. (“Trilliant Gaming”) is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Alex Yemenidjian, the Company's Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company's directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)
Consists of 502,800 shares of Class A Common, 85,172 shares of A1 Preferred, 45,585 shares of A2 Preferred, 36,946 shares of A3 Preferred and 3,500 shares of A4 Preferred. Wells Fargo Principal Investments, LLC is a wholly-owned subsidiary of Wells Fargo & Company, or Wells Fargo, a diversified financial services company.  Wells Fargo may be deemed to have beneficial ownership of shares of the Company held by Wells Fargo Principal Investments, LLC.

(c)
Consists of 294,672 shares of Class A Common, 48,701 shares of A1 Preferred, 40,865 shares of A2 Preferred, and 25,754 of A3 Preferred. In May 2011, H/2 Special Opportunities Ltd. transferred their 290,833 Class Common shares to H/2 Special Opportunities L.P.  H/2 Special Opportunities Ltd. is wholly-owned by H/2 Opportunities L.P and maintains stock holdings upon full conversion totaling 533,796 shares.  By virtue of his status as the managing member of H/2 SOGP LLC, which is the general partner of H/2 L.P,; Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 Special Opportunities L.P., and H/2 Opportunities Ltd., which shares may also be deemed to be beneficially owned by H/2 SOGP LLC and H/2 Special Opportunities L.P.

(d)
Consists of shares held by Pimco Floating Income Fund (50,000 shares of Class A Common), Pimco Cayman Bank Loan Fund (10,000 shares of Class A Common), Portolo CLO Ltd. (20,000 shares of Class A Common) and Southport CLO Ltd. (10,000 shares of Class A Common). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(e)
Consists of 48,650 shares of Class A Common.  Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund (“Fidelity Advisor Series I”) is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(f)
Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(g)
Consists of shares held by Blazerman & Co. (5,000 shares of Class A Common and 333 shares of A2 Preferred), Cruiselake & Co. (840 shares of Class A2 Preferred), Deckship & Co. (7,500 shares of Class A Common) and Wateredge & Co. (7,500 shares of Class A Common and 1,270 shares of Class A Preferred). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)	Consists of shares of 10,000 Class A Common, 1,693 shares A1 Preferred, and 1,120 shares of A2 Preferred.

(i)
Consists of shares of Class A Common held by Veritas CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(j)
Consists of 13,000 shares Class A Common. GE Capital Debt Advisors (“GECDA”) is an investment manager of General Electric Pension Trust (“GEPT”).  GEPT shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

(k)	Consists of shares of 2,500 Class A Common, 1,269 shares A1 Preferred, and 504 shares of A2 Preferred.

(l)	Consists of shares of 2,500 Class A Common, 423 shares A1 Preferred, and 279 shares of A2 Preferred.

(a)	Amount beneficially owned:		16,216,824 shares (see above)

(b)	Percentage of Class:		100.0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	824,629 shares (see footnote (c) above)
	(ii)	Shared power to vote or to direct the vote:	16,216,824 shares (see above)
	(iii)	Sole power to dispose or to direct the disposition of:	824,629 shares (see footnote (c) above)
	(iv)	Shared power to dispose or to direct the disposition of:	16,216,824 shares (see above)

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ( ).

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

H/2 SPECIAL OPPORTUNITIES L.P.

By:	H/2 SOGP LLC, its general partner

By:	/s/ Spencer Haber
	Name:	Spencer Haber
	Title:	Managing Member

H/2 SPECIAL OPPORTUNITIES LTD.

By:	/s/ Spencer Haber
	Name:	Spencer Haber
	Title:	Director